================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              File No. 005-56295

                               -----------------

                                SCHEDULE 13D/A
                                (Rule 13d-101)

                               Amendment No. 87

                               -----------------

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                         The Goldman Sachs Group, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  38141G 10 4
                                (CUSIP Number)

                              Kenneth L. Josselyn
                              Beverly L. O'Toole
                         The Goldman Sachs Group, Inc.
                                200 West Street
                           New York, New York 10282
                           Telephone: (212) 902-1000
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                                August 13, 2014
            (Date of Event which Requires Filing of this Statement)

                               -----------------

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                        (Continued on following pages)

================================================================================

 CUSIP NO. 38141G 10 4               13D

-------------------------------------------------------------------------------
 1.      NAMES OF REPORTING PERSONS: Each of the persons identified on
         Appendix A.

-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         As to a group consisting solely of Covered Persons1
         As to a group consisting of persons other than Covered Persons
         (a)  [X]    (b)  [X]

-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS: OO and PF (Applies to each person listed on
         Appendix A.)

-------------------------------------------------------------------------------
 5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e) (Applies to each person listed on Appendix A.)

         [_]
-------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.

-------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER: 0

                ---------------------------------------------------------------
NUMBER OF        8.   SHARED VOTING POWER (See Item 6) (Applies to each
SHARES                person listed on Appendix A.)
BENEFICIALLY          21,158,952 Voting Shares2 held by Covered Persons
OWNED BY              10,245 Shared Ownership Shares held by Covered Persons3
EACH                  15,125,491 Sixty Day Shares held by Covered Persons4
REPORTING             2,368,933 Other Shares held by Covered Persons 5
PERSON
WITH            ---------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER (See Item 6)
                      As to Voting Shares, less than 1%
                      As to Shared Ownership Shares, Sixty Day Shares and
                      Other Shares, 0

                ---------------------------------------------------------------
                10.   SHARED DISPOSITIVE POWER (See Item 6):
                      As to Voting Shares, 0
                      As to Shared Ownership Shares, less than 0.01%
                      As to Sixty Day Shares and Other Shares, less than 1%.

-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         38,663,621
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

         [_]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.52%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON: IN as to Covered Persons; CO as to
         Reporting Entities/1/ that are corporations; OO as to Reporting Entities that are trusts

-------------------------------------------------------------------------------

--------
1  For a definition of this term, please see Item 2.
2  For a definition of this term, please see Item 6.
3 "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.
4 "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.
5 "Other Shares" include: (i) 235,136 shares of Common Stock held by 17 private charitable foundations established by 17 Covered Persons; (ii) 2,130,712 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and (iii) 3,085 shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                                                                     Appendix A

                                                                      ITEM 6
                                                                   Citizenship
                                                                  (United States
                                                                      unless
ITEM 1                                                              otherwise
Names of Reporting Persons                                          indicated)
--------------------------                                        --------------
Paul R. Aaron
Charles F. Adams
Nick S. Advani                                                         UK
Mark E. Agne
Gregory A. Agran
Raanan A. Agus
William D. Anderson, Jr.
Dalinc Ariburnu                                                     UK/Turkey
Philip S. Armstrong                                                    UK
Armen A. Avanessians
Dean C. Backer
Charles Baillie
Vivek J. Bantwal
Steven K. Barg
Scott B. Barringer
Steven M. Barry
Stacy Bash-Polley
Gareth W. Bater                                                        UK
Jonathan A. Beinner
Heather Bellini
Tracey E. Benford
Philip R. Berlinski                                                 Belgium/
                                                                       USA
Frances R. Bermanzohn
Stuart N. Bernstein
Robert A. Berry                                                        UK
Avanish R. Bhavsar
Lloyd C. Blankfein
Vivek Bohra
Stefan R. Bollinger                                                Switzerland
Brian W. Bolster
Johannes M. Boomaars                                                   The
                                                                   Netherlands
Robert D. Boroujerdi
Jill A. Borst
Sally A. Boyle                                                         UK
Christoph M. Brand                                                   Germany
Michael J. Brandmeyer
Jason H. Brauth
Anne F. Brennan
Samuel S. Britton
Craig W. Broderick
Torrey J. Browder
Steven M. Bunson
Mary D. Byron
Richard M. Campbell-Breeden                                            UK
Philippe L. Camu                                                     Belgium
Valentino D. Carlotti
Anthony H. Carpet
Michael J. Carr
Stuart A. Cash                                                         UK
Donald J. Casturo
Sonjoy Chatterjee                                                     India
R. Martin Chavez
Alex S. Chi
Andrew A. Chisholm                                                   Canada
David Chou                                                             UK
Thalia Chryssikou                                                    Greece
Kent A. Clark                                                        Canada
Abby Joseph Cohen
Alan M. Cohen
Gary D. Cohn
Christopher A. Cole
Colin Coleman                                                         South
                                                                     Africa
Denis P. Coleman III
William J. Conley, Jr.
Thomas G. Connolly                                                  Ireland/
                                                                       USA
Karen R. Cook                                                          UK
Edith W. Cooper
Kenneth W. Coquillette
Richard N. Cormack                                                     UK
Thomas W. Cornacchia
E. Gerald Corrigan
James V. Covello
Jeffrey R. Currie
John P. Curtin, Jr.
Michael D. Daffey                                                   Australia
John F. Daly
John S. Daly                                                         Ireland
Anne Marie B. Darling
David H. Dase
Francois-Xavier de Mallmann                                          France/
                                                                   Switzerland
Daniel L. Dees
Mark F. Dehnert
James Del Favero                                                    Australia
Massimo Della Ragione                                                 Italy
Olaf Diaz-Pintado                                                     Spain
Alexander C. Dibelius                                                Germany
Joseph P. DiSabato
Michele I. Docharty
Thomas M. Dowling
Robert Drake-Brockman                                                  UK
Donald J. Duet
Alessandro Dusi                                                       Italy
Michael L. Dweck
Gordon E. Dyal
Isabelle Ealet                                                       France
Kenneth M. Eberts III
David P. Eisman
Jason H. Ekaireb                                                       UK

                                                                      ITEM 6
                                                                   Citizenship
                                                                  (United States
                                                                      unless
ITEM 1                                                              otherwise
Names of Reporting Persons                                          indicated)
--------------------------                                        --------------
Charalampos Eliades                                                   Greece
Kathleen G. Elsesser
Edward A. Emerson                                                  Argentina/UK
Peter C. Enns                                                         Canada
James P. Esposito
Michael P. Esposito
Antonio F. Esteves                                                   Portugal
Carl Faker                                                           France/
                                                                     Lebanon
Elizabeth C. Fascitelli
Douglas L. Feagin
Stephan J. Feldgoise
Patrick J. Fels
Benjamin W. Ferguson
Wolfgang Fink                                                        Germany
Samuel W. Finkelstein
Peter E. Finn
David A. Fishman
Elisabeth Fontenelli
Colleen A. Foster
Sheara J. Fredman
Matthew T. Fremont-Smith
Christopher G. French                                                   UK
Richard A. Friedman
Jacques Gabillon                                                      France
Timur F. Galen
Sean J. Gallagher
Ramani Ganesh                                                         India
Gonzalo R. Garcia                                                     Chile
James R. Garman                                                         UK
Francesco U. Garzarelli                                               Italy
Matthew R. Gibson
Gary T. Giglio
Michelle Gill
Nick V. Giovanni
Justin G. Gmelich
Richard J. Gnodde                                                    Ireland/
                                                                      South
                                                                      Africa
Jeffrey B. Goldenberg
Andrew M. Gordon
Michael J. Graziano
Bradley J. Gross                                                      UK/USA
Peter Gross
Celeste A. Guth
Anthony Gutman                                                        UK/USA
Elizabeth M. Hammack
Jan Hatzius                                                          Germany
Keith L. Hayes                                                          UK
Michael L. Hensch
Martin Hintze                                                        Germany
Kenneth L. Hirsch
Kenneth W. Hitchner
Todd Hohman
Simon N. Holden                                                         UK
Dane E. Holmes
Ning Hong                                                             China
Ericka T. Horan
Shin Horie                                                            Japan
Russell W. Horwitz
James P. Houghton                                                       UK
Ronald Hua                                                           Taiwan/
                                                                       USA
Paul J. Huchro
Ming Yunn Stephanie Hui                                              UK/Hong
                                                                       Kong
Hidehiro Imatsu                                                       Japan
Timothy J. Ingrassia
William L. Jacob III
Christian W. Johnston                                               Australia
Andrew J. Jonas
Adrian M. Jones                                                      Ireland
Eric S. Jordan
Roy R. Joseph                                                         Guyana
Pierre-Emmanuel Y. Juillard                                           France
Andrew J. Kaiser
Vijay M. Karnani                                                      India
James C. Katzman
Alan S. Kava
Christopher Keogh
John J. Kim
Robert C. King, Jr.
Hideki Kinuhata                                                       Japan
Shigeki Kiritani                                                      Japan
Marie Louise Kirk                                                    Denmark
Michael E. Koester
Lee Guan Kelvin Koh                                                 Singapore
J. Christopher A. Kojima                                             Canada/
                                                                       USA
Adam M. Korn
David J. Kostin
Jorg H. Kukies                                                       Germany
Eric S. Lane
Andre Laport Ribeiro                                                  Brazil
Hugh J. Lawson
Scott L. Lebovitz
Brian J. Lee
George C. Lee
Ronald Lee
David A. Lehman
Tim Leissner                                                         Brazil/
                                                                     Germany
Todd W. Leland
Laurent Lellouche                                                     France

                                                                      ITEM 6
                                                                   Citizenship
                                                                  (United States
                                                                      unless
ITEM 1                                                              otherwise
Names of Reporting Persons                                          indicated)
--------------------------                                        --------------
Gregg R. Lemkau
Deborah R. Leone
Eugene H. Leouzon                                                     France
John R. Levene                                                          UK
Brian T. Levine
Jack Levy
Gwen R. Libstag
Ryan D. Limaye
Luca M. Lombardi                                                      Italy
Victor M. Lopez-Balboa
David B. Ludwig
Peter J. Lyon
Paula B. Madoff
John A. Mahoney
Puneet Malhi                                                            UK
Raghav Maliah                                                         India
Matthew F. Mallgrave
John V. Mallory
David M. Marcinek
Alison J. Mass
Robert A. Mass
Kathy M. Matsui
Joseph S. Mauro
Alastair J.C. Maxwell                                                   UK
John J. McCabe
Matthew B. McClure                                                      UK
Dermot W. McDonogh                                                   Ireland
Charles M. McGarraugh
John J. McGuire, Jr.
John W. McMahon
James A. McNamara
Richard P. McNeil                                                    Jamaica
Sanjeev K. Mehra
Avinash Mehrotra
Jonathan M. Meltzer
Bruce H. Mendelsohn
Xavier C. Menguy                                                      France
Anthony J. Miller                                                   Australia
Michael J. Millette
Milton R. Millman III
Christopher Milner                                                      UK
Christina P. Minnis
Kayhan Mirza                                                          Canada
Peeyush Misra                                                         India
Bryan P. Mix
Masanori Mochida                                                      Japan
Timothy H. Moe                                                       Ireland
Philip J. Moffitt                                                   Australia
Atosa Moini                                                            Iran
Ricardo Mora
J. Ronald Morgan III
Simon P. Morris                                                         UK
Thomas C. Morrow
Sharmin Mossavar-Rahmani                                                UK
Takashi Murata                                                        Japan
Arjun N. Murti
Alice Jane Murphy
Marc O. Nachmann
Ezra Nahum                                                           France/
                                                                       USA
Amol S. Naik                                                          India/
                                                                       USA
Jyothsna Natauri
Una M. Neary
Jeffrey P. Nedelman
Gavin G. O'Connor
Gregory G. Olafson                                                    Canada
Brett A. Olsher                                                       UK/USA
Timothy J. O'Neill
Lisa Opoku
Peter C. Oppenheimer                                                    UK
Nigel M. O'Sullivan                                                     UK
Gerald B. Ouderkirk III
Craig W. Packer
Gregory K. Palm
Konstantinos N. Pantazopoulos                                         Greece
James R. Paradise                                                       UK
Paul Gray Parker
Francesco Pascuzzi                                                    Italy
Anthony W. Pasquariello
Sheila H. Patel
Nirubhan Pathmanabhan                                                   UK
Jonathan Mark Penkin                                                   UK/
                                                                      South
                                                                      Africa
David B. Philip
Richard Phillips                                                    Australia
Stephen R. Pierce
Hugh R. Pill                                                            UK
Michelle H. Pinggera                                                    UK
Kenneth A. Pontarelli
Ellen R. Porges
Dmitri Potishko                                                     Australia
Dina Powell
Gilberto Pozzi                                                        Italy
Lorin P. Radtke
John J. Rafter                                                       Ireland
Sumit Rajpal
Richard N. Ramsden                                                      UK
Sara E. Recktenwald
Andrew K. Rennie                                                    Australia/
                                                                        UK
James H. Reynolds                                                     France

                                                                      ITEM 6
                                                                   Citizenship
                                                                  (United States
                                                                      unless
ITEM 1                                                              otherwise
Names of Reporting Persons                                          indicated)
--------------------------                                        --------------
Sean D. Rice
Kate D. Richdale                                                       UK
Michael J. Richman
Francois J. Rigou                                                    France
Stuart Riley                                                           UK
Michael Rimland
Lora J. Robertson
Elizabeth E. Robinson
Scott M. Rofey
John F. W. Rogers
Scott A. Romanoff
Johannes Rombouts                                                  Netherlands
Michael E. Ronen                                                    Germany/
                                                                     Israel
Simon A. Rothery                                                    Australia
Jami Rubin
Peter C. Russell
Paul M. Russo
Ankur A. Sahu                                                         India
Guy E. Saidenberg                                                    France
Pablo J. Salame                                                      Ecuador
Julian Salisbury                                                       UK
Yann Samuelides                                                      France
Luke A. Sarsfield III
Marcus Schenck                                                       Germany
Susan J. Scher
Stephen M. Scherr
Clare R. Scherrer
Joshua S. Schiffrin
Jeffrey W. Schroeder
Harvey M. Schwartz
Mark Schwartz
David A. Schwimmer
Stephen B. Scobie                                                      UK
John A. Sebastian
Peter A. Seccia
Peter D. Selman                                                        UK
Gaurav Seth                                                           India
John C. Shaffer
Rebecca M. Shaghalian
Konstantin A. Shakhnovich
Heather K. Shemilt                                                   Canada
Michael S. Sherwood                                                    UK
Michael H. Siegel
Suhail A. Sikhtian
Gavin Simms                                                            UK
Michael L. Simpson
Marshall Smith
Michael Smith                                                       Australia
Sarah E. Smith                                                         UK
David M. Solomon
Mark R. Sorrell                                                        UK
Theodore T. Sotir
Christoph W. Stanger                                                 Austria
Esta E. Stecher
Laurence Stein                                                        South
                                                                   Africa/USA
Carl Stern
John D. Storey                                                      Australia
Steven H. Strongin
Joseph Struzziery III
Ram K. Sundaram                                                       India
Damian E. Sutcliffe                                                    UK
J. Richard Suth
Robert J. Sweeney
Michael S. Swell
Michael J. Swenson
Gene T. Sykes
Patrick Tassin de Nonneville                                         France
Megan M. Taylor
Teresa Teague
Thomas D. Teles
Pawan Tewari
Ryan J. Thall
Klaus B. Toft                                                        Denmark
Frederick Towfigh
Donald J. Truesdale
Kenro Tsutsumi                                                        Japan
Richard J. Tufft                                                       UK
Eiji Ueda                                                             Japan
Toshihiko Umetani                                                     Japan
Jonathan R. Vanica
Ashok Varadhan
John J. Vaske
Christoph Vedral                                                     Germany
Andrea Vella                                                          Italy
Philip J. Venables                                                   UK/USA
Simone Verri                                                          Italy
Jeffrey L. Verschleiser
Robin A. Vince                                                       UK/USA
Andrea A. Vittorelli                                                  Italy
Alejandro Vollbrechthausen                                           Mexico
John E. Waldron
Paul Walker
Alasdair J. Warren                                                     UK
Simon R. Watson                                                        UK
Toby C. Watson                                                         UK
John S. Weinberg
Martin M. Werner                                                     Mexico
Matthew Westerman                                                      UK

                                                                      ITEM 6
                                                                   Citizenship
                                                                  (United States
                                                                      unless
ITEM 1                                                              otherwise
Names of Reporting Persons                                          indicated)
--------------------------                                        --------------
Elisha Wiesel
David D. Wildermuth
John S. Willian
Andrew F. Wilson                                                       New
                                                                     Zealand
Dominic A. Wilson                                                       UK
Steve Windsor                                                           UK
Martin Wiwen-Nilsson                                                  Sweden
Andrew E. Wolff
Kent J. Wosepka
Denise A. Wyllie                                                        UK
Yoshihiko Yano                                                        Japan
Shinichi Yokote                                                       Japan
W. Thomas York, Jr.
Wassim G. Younan                                                    Lebanon/UK
Paul M. Young
Paolo Zannoni                                                         Italy
Xing Zhang                                                            China
Han Song Zhu                                                          China

Reporting Entities

ITEM 1                                                   ITEM 6             Name of Establishing
Name of Entity                    Type of Entity  Place of Organization        Covered Person
--------------                    --------------  ---------------------  ----------------------------
Anahue Limited                     Corporation           Jersey              Andrew A. Chisholm
Campbell-Breeden 2004 Settlement      Trust                UK            Richard M. Campbell-Breeden
Drayton 2004 Settlement               Trust                UK                   Karen R. Cook
French 2004 Settlement                Trust                UK               Christopher G. French
RJG Holding Company                Corporation       Cayman Islands           Richard J. Gnodde
Sherwood 2004 Settlement              Trust                UK                Michael S. Sherwood
Westerman 2004 Settlement             Trust                UK                 Matthew Westerman

   This Amendment No. 87 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 87 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1. Security and Issuer

   This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 200 West Street, New York, New York 10282.

ITEM 2. Identity and Background

   (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to an Amended and Restated Shareholders' Agreement, originally dated as of May 7, 1999 and amended and restated effective as of January 22, 2010 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

   Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a current or former Participating Managing Director (as defined in Item 6 below) of GS Inc. or one of its affiliates. GS Inc. is a global investment banking, securities and investment management firm. The business address of each Covered Person for purposes of this Schedule is 200 West Street, New York, New York 10282.

   Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

   (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

   The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") and Goldman Sachs & Partners Australia Group Holdings Pty Ltd ("GS&PA") acquired certain shares of Common Stock in exchange for their interests in Hull and GS&PA, respectively; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

   Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4. Purpose of Transactions

   The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or GS&PA, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

   Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

   Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5. Interest in Securities of the Issuer

   (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix
A are shares as to which there is a right to acquire exercisable within 60 days.

   (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

   (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the 60 days preceding August 13, 2014.

   (d), (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

   Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule, and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. References to the "board of directors" are to the board of directors of GS Inc.

   The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee described below under "Information Regarding the Shareholders' Committee" (the "Participating Managing Directors").

   The "Voting Shares" include all of the shares of Common Stock of which a Covered Person (or, in approved cases, his or her spouse or domestic partner) is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities and other approved estate planning vehicles will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

   Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below); provided, that with respect to 2009 year-end equity awards granted in accordance with the equity deferral table approved by the board of directors or its Compensation Committee, such number shall equal 30% of the Covered Shares relating thereto (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through a Reporting Entity or certain other approved estate planning vehicles established by Covered Persons or, as applicable, by the Covered Person's spouse or domestic partner are generally deemed to count toward the satisfaction of the Transfer Restrictions.

   For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered
Person became a Participating Managing Director. The Shareholders' Committee has the power to determine, and has determined from time to time in particular situations, whether restricted stock or shares of Common Stock delivered pursuant to restricted stock units or stock options are deemed "Covered Shares."

WAIVERS

   The Shareholders' Committee has the power to waive, and has waived, the Transfer Restrictions from time to time to permit Covered Persons to transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally. The Shareholders' Committee also has the power to waive the Transfer Restriction to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; and transfer Common Stock held in employee benefit plans. Taking into account the Shareholders' Committee's waivers and determinations regarding Covered Shares to date, 7,163,315 shares of Common Stock are subject to the Transfer Restrictions as of August 13, 2014.

   In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

   In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

   Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote. Effective August 13, 2014, an aggregate of 1,299,121 shares of Common Stock held by Covered Persons through a retirement trust ceased to be subject to the voting requirements of the Shareholders' Agreement; the Covered Persons do not otherwise have voting or investment control over these shares, and accordingly they are no longer deemed beneficially owned by the Covered Persons for purposes of this Schedule 13D.

OTHER RESTRICTIONS

   The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

   The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

   Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

   The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Gary D. Cohn and Harvey M. Schwartz are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

   Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

   In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument, dated as of June 19, 2000 (the "EMD Supplement"), which supplements the Registration Rights Instrument, dated as of December 10, 1999 (the "Registration Rights Instrument"). The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

   Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

   Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

Material to be Filed as Exhibits

Exhibit                                                       Description
------- ------------------------------------------------------------------------------------------------------------------------

  A.    Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment
        No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

  B.    Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs
        Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000
        (File No. 005-56295)).

  C.    Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to
        Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

  D.    Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to
        Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

  E.    Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to
        Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

  F.    Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial Schedule 13D, filed
        March 29, 2001 (File No. 005-56295)).

  G.    Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to
        Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

  H.    Amended and Restated Shareholders' Agreement, effective as of January 22, 2010 (incorporated by reference to
        Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 001-14965)).

                                                                        ANNEX A

   INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                              REPORTING ENTITIES.

                                                                          Convictions or         Beneficial
                                                                           Violations of      Ownership of the
                                                                          Federal or State    Common Stock of
                                                                          Laws within the       The Goldman
Name                Citizenship   Business Address    Present Employment  Last Five Years     Sachs Group, Inc.
----                -----------  -------------------- ------------------- ----------------  ----------------------
Steven M. Bunson       USA       200 West Street      Managing Director,       None         Less than 1% of the
                                 New York, NY         The Goldman Sachs                     outstanding shares of
                                 10282                Group, Inc.                           Common Stock.

Michael H.             UK        26 New Street,       Partner,                 None         None
Richardson                       St. Helier, Jersey,  Bedell Cristin
                                 JE4 3RA

Anthony J. Dessain     UK        26 New Street,       Partner,                 None         None
                                 St. Helier, Jersey,  Bedell Cristin
                                 JE4 3RA

                                                                        ANNEX B

ITEMS 2(D) AND 2(E). INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                        ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

Certain Covered Persons are parties to sales plans intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, pursuant to which such Covered Persons may in the future sell up to 3,624 Covered Shares and exercise up to 182,800 Options in the aggregate.

                                                                        ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.

An aggregate of 15,125,491 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options that have vested and are exercisable. This share amount includes the gross number of shares of Common Stock underlying these options, and these shares are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of August 13, 2014. Upon exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in the aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                        ANNEX E

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

On July 17, 2014, July 28, 2014 and July 31, 2014, an aggregate of 182,199,
18,315 and 2,915 shares of Common Stock, respectively, were delivered to Covered Persons pursuant to the terms of restricted stock units and became Voting Shares.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

                                                                          Price Per Share
Covered Person                            Trade Date    Number of Shares      (in $)
--------------                           -------------- ----------------  ---------------
Michael J. Brandmeyer................... July 16, 2014         585           170.2344
Christopher A. Cole*.................... July 16, 2014       1,000           170.6680
Denis P. Coleman III.................... July 16, 2014      12,605           170.0343
Thomas W. Cornacchia.................... July 16, 2014       5,000           170.5785
John F. Daly............................ July 16, 2014       1,324           170.1947
David P. Eisman......................... July 16, 2014       2,019           170.6770
Samuel W. Finkelstein................... July 16, 2014         161           170.2762
James R. Garman......................... July 16, 2014       1,596           170.2890
Gary T. Giglio.......................... July 16, 2014         601           169.2600
Jeffrey B. Goldenberg................... July 16, 2014       2,555           170.5675
Peter Gross............................. July 16, 2014       3,178           170.1061
Paul J. Huchro.......................... July 16, 2014         205           169.2600
Andre Laport Ribeiro.................... July 16, 2014       2,488           170.0000
Scott L. Lebovitz....................... July 16, 2014       1,324           170.5700
Amol S. Naik............................ July 16, 2014       3,500           170.4804
Jonathan M. Penkin...................... July 16, 2014       3,194           169.2600
Lora J. Robertson....................... July 16, 2014         139           169.2600
Pablo J. Salame......................... July 16, 2014      10,000           170.7585
Pablo J. Salame......................... July 16, 2014      10,000           170.7609
Suhail A. Sikhtian...................... July 16, 2014       5,835           170.8778
John D. Storey.......................... July 16, 2014         407           170.5790
Martin M. Werner........................ July 16, 2014       4,197           170.0000
David D. Wildermuth..................... July 16, 2014         500           170.1060
Philip R. Berlinski..................... July 17, 2014       1,879           170.0000
Philip R. Berlinski..................... July 17, 2014       1,879           171.0000
Sally A. Boyle.......................... July 17, 2014       1,799           171.0000
Denis P. Coleman III.................... July 17, 2014       5,553           170.0000
Karen R. Cook........................... July 17, 2014       5,171           170.0658
Jason H. Ekaireb........................ July 17, 2014       5,649           170.5532
Samuel W. Finkelstein................... July 17, 2014       7,486           169.5719
Hidehiro Imatsu......................... July 17, 2014       7,602           170.0000
Jorg H. Kukies.......................... July 17, 2014       1,864           171.3048
Brian T. Levine......................... July 17, 2014       4,646           170.3149
James A. McNamara....................... July 17, 2014         119           169.9900
Bryan P. Mix............................ July 17, 2014       3,515           170.9043
Atosa Moini............................. July 17, 2014         500           170.4120
Peter C. Oppenheimer.................... July 17, 2014       1,157           171.3185
Nirubhan Pathmanabhan................... July 17, 2014       3,307           170.2915

                                                                          Price Per Share
Covered Person                            Trade Date    Number of Shares      (in $)
--------------                           -------------- ----------------  ---------------
Gilberto Pozzi.......................... July 17, 2014       1,309           169.9900
Lora J. Robertson....................... July 17, 2014       2,777           169.9900
Scott M. Rofey.......................... July 17, 2014         100           170.3100
Scott M. Rofey.......................... July 17, 2014         100           170.3400
Scott M. Rofey.......................... July 17, 2014         300           170.3700
Pablo J. Salame......................... July 17, 2014       3,229           170.0027
Pablo J. Salame*........................ July 17, 2014       3,263           170.0027
Pablo J. Salame*........................ July 17, 2014       1,235           170.0027
Pablo J. Salame*........................ July 17, 2014       1,235           170.0027
Suhail A. Sikhtian...................... July 17, 2014       5,835           171.2121
John D. Storey.......................... July 17, 2014       3,362           170.8177
Patrick Tassin de Nonneville............ July 17, 2014       1,864           169.9900
Simone Verri............................ July 17, 2014       2,475           169.4145
Robin A. Vince.......................... July 17, 2014       3,832           171.2004
Robin A. Vince.......................... July 17, 2014         925           171.4771
Denise A. Wyllie........................ July 17, 2014       2,627           169.9900
Jason H. Brauth......................... July 18, 2014       1,900           160.0000
Antonio F.Esteves....................... July 18, 2014       2,315           170.5517
Todd Hohman............................. July 18, 2014       2,900           160.0000
Ricardo Mora............................ July 18, 2014       5,000           165.0000
Peter C. Oppenheimer.................... July 18, 2014       1,000           170.9898
Kenneth A. Pontarelli................... July 18, 2014       1,000           165.0000
Marshall Smith.......................... July 18, 2014       1,000           171.2100
Dominic A. Wilson....................... July 18, 2014       1,047           171.2963
David H. Dase........................... July 21, 2014         238           171.0600
Gregg R. Lemkau......................... July 21, 2014       5,465           171.8113
Gwen R. Libstag*........................ July 21, 2014       1,000           172.0154
Atosa Moini............................. July 21, 2014         500           172.0000
Michael Smith........................... July 21, 2014       1,000           170.2500
Christopher A. Cole..................... July 22, 2014       2,000           173.0000
Christopher A. Cole..................... July 22, 2014       3,000           175.0000
Kenneth W. Coquillette.................. July 22, 2014       2,005           174.8320
David H. Dase........................... July 22, 2014         150           174.9300
David H. Dase........................... July 22, 2014         100           175.2600
David H. Dase........................... July 22, 2014         102           175.2700
David H. Dase........................... July 22, 2014         100           175.2900
David H. Dase........................... July 22, 2014         200           175.3000
David H. Dase........................... July 22, 2014         200           175.3100
Thomas M. Dowling....................... July 22, 2014       1,520           174.5097
Peter E. Finn........................... July 22, 2014         301           175.0268
Sheara J. Fredman....................... July 22, 2014         291           175.2569
Gwen R. Libstag......................... July 22, 2014       3,900           174.5132
Puneet Malhi............................ July 22, 2014       6,577           175.1323
Alastair J. C. Maxwell.................. July 22, 2014       4,077           173.4087
Matthew B. McClure...................... July 22, 2014       1,127           173.0866
Michael J. Millette..................... July 22, 2014       3,430           174.2130
Christopher Milner...................... July 22, 2014       4,487           175.0000
Atosa Moini............................. July 22, 2014         500           173.0000
Una M. Neary............................ July 22, 2014       2,000           174.6225
Peter C. Oppenheimer.................... July 22, 2014       1,000           175.0000
Scott M. Rofey.......................... July 22, 2014       1,000           173.4136
Harvey M. Schwartz...................... July 22, 2014       9,936           175.0000
Marshall Smith.......................... July 22, 2014       2,000           174.3610

                                                                          Price Per Share
Covered Person                            Trade Date    Number of Shares      (in $)
--------------                           -------------- ----------------  ---------------
Andrew E. Wolff......................... July 22, 2014       1,500           173.8631
Andrew E. Wolff......................... July 22, 2014         500           174.5200
W. Thomas York, Jr...................... July 22, 2014       3,000           175.0885
Mark E. Agne............................ July 23, 2014       9,253           176.4844
David Chou.............................. July 23, 2014       4,000           176.0000
Lee Guan Kelvin Koh..................... July 23, 2014       5,751           174.8700
Gwen R. Libstag*........................ July 22, 2014       4,500           175.0595
Gwen R. Libstag*........................ July 22, 2014       1,400           174.0068
Gwen R. Libstag*........................ July 22, 2014       1,000           174.0210
Gwen R. Libstag*........................ July 23, 2014       1,000           176.5020
Gwen R. Libstag*........................ July 23, 2014       2,000           176.7590
Gwen R. Libstag*........................ July 23, 2014       1,200           176.5017
Gwen R. Libstag*........................ July 23, 2014       2,200           177.0000
Atosa Moini............................. July 23, 2014         214           176.0000
Francois J. Rigou....................... July 23, 2014       3,000           176.5331
Scott M. Rofey.......................... July 23, 2014         750           176.5313
Marshall Smith.......................... July 23, 2014       1,000           176.7110
Gene T. Sykes*.......................... July 23, 2014       5,000           176.9220
Andrew E. Wolff......................... July 23, 2014         500           175.2500
Andrew E. Wolff......................... July 23, 2014       1,000           176.5000
Scott B. Barringer...................... July 24, 2014       2,000           176.0814
Isabelle Ealet.......................... July 24, 2014       1,000           176.1930
Isabelle Ealet.......................... July 24, 2014       1,000           176.5000
Roy R. Joseph........................... July 24, 2014       1,167           176.0817
Laurent Lellouche....................... July 24, 2014       2,252           176.9519
John V. Mallory......................... July 24, 2014       1,966           176.0312
Bruce H. Mendelsohn..................... July 24, 2014       1,065           176.8000
Bruce H. Mendelsohn*.................... July 24, 2014         100           176.8000
Stephen R. Pierce....................... July 24, 2014      10,927           176.7414
Theodore T. Sotir....................... July 24, 2014       5,868           175.9476
Theodore T. Sotir*...................... July 24, 2014         304           175.9476
Torrey J. Browder....................... July 25, 2014         270           175.4900
Torrey J. Browder....................... July 25, 2014         100           175.5000
Richard J. Gnodde....................... July 25, 2014       7,106           176.0213
Brett A. Olsher......................... July 25, 2014       1,425           174.9068
Brett A. Olsher......................... July 25, 2014       1,371           174.9484
Joshua S. Schiffrin..................... July 25, 2014       9,295           175.3381
Heather K. Shemilt...................... July 25, 2014       2,172           175.4708
David D. Wildermuth..................... July 25, 2014         500           175.4500
Colin Coleman........................... July 28, 2014       1,267           175.0284
Thomas W. Cornacchia.................... July 28, 2014       2,242           175.6229
Jorg H. Kukies.......................... July 28, 2014       2,249           175.0000
Christopher Milner...................... July 28, 2014       3,179           176.0000
Lora J. Robertson....................... July 28, 2014         164           175.0300
Michael S. Sherwood..................... July 28, 2014      18,315           175.6475
Steve Windsor........................... July 28, 2014       5,257           175.4471
James P. Esposito....................... July 29, 2014       6,608           176.3228
Laurent Lellouche....................... July 29, 2014       3,700           176.0150
Brian T. Levine......................... July 29, 2014         903           176.9562
Stephen R. Pierce....................... July 29, 2014       3,863           176.7935
Sheila H. Patel......................... July 30, 2014         866           175.7270
Stephen R. Pierce....................... July 30, 2014       2,575           176.6813
Stuart Riley............................ July 30, 2014       2,250           175.7005

                                                                            Price Per Share
Covered Person                             Trade Date     Number of Shares      (in $)
--------------                           ---------------- ----------------  ---------------
Christopher G. French...................   July 31, 2014         779           174.8900
Brett A. Olsher.........................   July 31, 2014       1,839           174.8900
Simon R. Watson.........................   July 31, 2014         691           173.9386
Denise A. Wyllie........................   July 31, 2014       3,593           174.5814
Isabelle Ealet..........................  August 4, 2014       2,000           171.0000
Kate G. Richdale........................  August 4, 2014       3,000           170.6300
Massimo Della Ragione...................  August 5, 2014       1,000           171.3000
Robert A. Mass..........................  August 5, 2014       5,681           171.1551
Isabelle Ealet..........................  August 6, 2014       1,392           170.0000
Isabelle Ealet..........................  August 6, 2014       1,000           170.0172
Isabelle Ealet..........................  August 6, 2014       1,000           170.1370
Isabelle Ealet..........................  August 6, 2014       1,000           170.4444
Isabelle Ealet..........................  August 6, 2014       1,000           170.4660
Eugene H. Leouzon.......................  August 8, 2014       2,000           170.3000
Michael Smith...........................  August 8, 2014         500           170.0000
Nick S. Advani.......................... August 11, 2014      18,535           172.9890
Nirubhan Pathmanabhan................... August 11, 2014         614           172.7500
Andrew E. Wolff......................... August 11, 2014       1,000           172.7782
Christopher A. Cole*.................... August 12, 2014       2,000           172.5000
Isabelle Ealet.......................... August 12, 2014       1,000           172.0115
Isabelle Ealet.......................... August 12, 2014       1,000           172.1790
Isabelle Ealet.......................... August 12, 2014       1,000           172.5000
Isabelle Ealet.......................... August 12, 2014       1,000           172.6270
Shigeki Kiritani........................ August 12, 2014       9,684           171.5600

* This transaction was conducted through an estate planning entity and relates to Other Shares.

The following purchases of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

                                                                          Price Per Share
Covered Person                            Trade Date    Number of Shares      (in $)
--------------                           -------------- ----------------  ---------------
Kenneth A. Pontarelli................... July 23, 2014      13,449           176.5218

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Person:

                                                                Acquisition or
 Covered Person               Transfer Date   Number of Shares   Disposition
 --------------               --------------- ----------------  --------------
 Lee Guan Kelvin Koh.........   July 7, 2014       5,751         Acquisition
 Stuart N. Bernstein.........  July 16, 2014          59         Disposition
 E. Gerald Corrigan..........  July 16, 2014       2,100         Disposition
 Timothy J. Ingrassia........  July 18, 2014         292         Disposition
 Kenneth W. Coquilette.......  July 22, 2014       1,444         Disposition
 Una M. Neary................  July 22, 2014         144         Disposition
 Kenneth A. Pontarelli.......  July 23, 2014         570         Disposition
 Robert A. Berry.............  July 28, 2014       1,424         Disposition
 Anthony H. Carpet........... August 4, 2014         100         Disposition

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares withheld by the Company to satisfy the exercise price and, in certain cases, applicable taxes, and the indicated number of underlying shares sold through Fidelity Brokerage Services LLC for cash on the New York Stock Exchange:

                                                            Strike  Number of   Sales    Number of
                                                 Number of  Price    Shares     Price     Shares
Covered Person                 Date of Exercise  Options    (in $)  Withheld    (in $)     Sold
--------------                 ----------------  ---------  ------- ---------  --------- ---------
Eric S. Lane..................  July 16, 2014     25,000     78.78   19,099    170.4696    5,901
Peter C. Oppenheimer..........  July 16, 2014      2,000     78.78    1,434    170.4696      566
Lora J. Robertson.............  July 16, 2014     17,681     78.78   13,100    170.4696    4,581
Scott A. Romanoff.............  July 16, 2014      6,415     78.78    4,901    170.4696    1,514
Paul M. Russo.................  July 16, 2014     10,000     78.78    7,640    170.4696    2,360
Susan J. Scher................  July 16, 2014     18,845     78.78   14,397    170.4696    4,448
Clare R. Scherrer.............  July 16, 2014     15,000     78.78   10,384    170.4696    4,616
Denise A. Wyllie..............  July 16, 2014     12,010     78.78    8,610    170.4696    3,400
Steven M. Barry...............  July 17, 2014      5,000     78.78    3,698    170.3724    1,302
Stuart N. Bernstein...........  July 17, 2014      3,000     78.78    2,221    170.3724      779
Francois-Xavier de Mallmann...  July 17, 2014     55,952     78.78   40,003    170.3724   15,949
James R. Garman...............  July 17, 2014      4,169     78.78    2,981    170.3724    1,188
Peter Gross...................  July 17, 2014     51,000     78.78   37,716    170.3724   13,284
Eric S. Lane..................  July 17, 2014     25,000     78.78   19,060    170.3724    5,940
Brian J. Lee..................  July 17, 2014      9,000     78.78    6,657    170.3724    2,343
J. Ronald Morgan III..........  July 17, 2014     10,990     78.78    8,129    170.3724    2,861
Jeffrey P. Nedelman...........  July 17, 2014     10,000     78.78    7,624    170.3724    2,376
Timothy J. O'Neill............  July 17, 2014     24,984     78.78   18,476    170.3724    6,508
Peter C. Oppenheimer..........  July 17, 2014      3,000     78.78    2,145    170.3724      855
John J. Rafter................  July 17, 2014     22,757     78.78   16,270    170.3724    6,487
Michael J. Richman............  July 17, 2014      8,300     78.78    6,139    170.3724    2,161
Paul M. Russo.................  July 17, 2014     10,000     78.78    7,624    170.3724    2,376
Suhail A. Sikhtian............  July 17, 2014     22,360     78.78   16,013    170.3724    6,347
Robin A. Vince................  July 17, 2014      5,000     78.78    3,698    170.3724    1,302
Han Song Zhu*.................  July 17, 2014     11,634     78.78   11,634    170.4700        0
Steven M. Barry...............  July 18, 2014      5,000     78.78    3,700    171.0077    1,300
Douglas L. Feagin.............  July 18, 2014     10,000     78.78    7,233    171.0077    2,767
Matthew T. Fremont-Smith......  July 18, 2014      9,750     78.78    6,588    171.0077    3,162
Gary T. Giglio................  July 18, 2014      6,744     78.78    4,991    171.0077    1,753
Michael J. Graziano...........  July 18, 2014     11,778     78.78    8,716    171.0077    3,062
Gregg R. Lemkau...............  July 18, 2014     20,000     78.78   14,466    171.0077    5,534
John A. Mahoney...............  July 18, 2014     20,000     78.78   15,256    171.0077    4,744
Peter C. Oppenheimer..........  July 18, 2014      3,000     78.78    2,147    171.0077      853
Paul M. Russo.................  July 18, 2014     10,000     78.78    7,628    171.0077    2,372
Matthew C. Westerman..........  July 18, 2014     40,000     78.78   28,617    171.0077   11,383
Christopher A. Cole...........  July 21, 2014      5,000     78.78    3,692    171.2801    1,308
Christopher A. Cole...........  July 21, 2014      2,500    131.64        0    172.0000    2,500
J. Ronald Morgan III..........  July 21, 2014     10,500     78.78    7,752    171.2801    2,748
Michael J. Richman............  July 21, 2014      8,285     78.78    6,117    171.2801    2,168
Paul M. Russo.................  July 21, 2014      5,000     78.78    3,806    171.2801    1,194
Frederick Towfigh.............  July 21, 2014      1,778     78.78      919    171.2801      859
Philip S. Armstrong...........  July 22, 2014      8,000     78.78    6,088    174.3820    1,912
Steven M. Barry...............  July 22, 2014      5,000     78.78    3,690    174.3820    1,310
Frances R. Bermanzohn.........  July 22, 2014     41,934     78.78   31,908    174.3820   10,026
Stuart N. Bernstein...........  July 22, 2014      3,000     78.78    2,216    174.3820      784
Christopher A. Cole...........  July 22, 2014      2,500    131.64        0    175.0000    2,500
Christopher A. Cole...........  July 22, 2014      2,080    131.64        0    175.2519    2,080
Carl Faker....................  July 22, 2014     10,000     78.78    7,132    174.3820    2,868

                                                            Strike  Number of   Sales    Number of
                                                 Number of  Price    Shares     Price     Shares
Covered Person                 Date of Exercise  Options    (in $)  Withheld    (in $)     Sold
--------------                 ----------------  ---------  ------  ---------  --------- ---------
Gary T. Giglio................  July 22, 2014      6,745    78.78     4,978    174.3820    1,767
Michael J. Graziano...........  July 22, 2014     11,778    78.78     8,691    174.3820    3,087
Peter Gross...................  July 22, 2014     25,000    78.78    18,448    174.3820    6,552
Celeste A. Guth...............  July 22, 2014      7,887    78.78     6,002    174.3820    1,885
Eric S. Lane..................  July 22, 2014     25,000    78.78    19,024    174.3820    5,976
George C. Lee II..............  July 22, 2014     24,618    78.78    18,226    174.3820    6,392
Deborah R. Leone..............  July 22, 2014      4,146    78.78     3,155    174.3820      991
John A. Mahoney...............  July 22, 2014     16,380    78.78    12,464    174.3820    3,916
J. Ronald Morgan III..........  July 22, 2014     10,500    78.78     7,748    174.3820    2,752
David B. Philip...............  July 22, 2014     50,000    78.78    38,046    174.3820   11,954
Elizabeth E. Robinson.........  July 22, 2014     20,000    78.78    15,218    174.3820    4,782
David M. Solomon..............  July 22, 2014     25,000    78.78    19,023    174.3820    5,977
Michael J. Swenson............  July 22, 2014     20,000    78.78    15,218    174.3820    4,782
Frederick Towfigh.............  July 22, 2014      1,778    78.78       882    174.3820      896
Dominic A. Wilson.............  July 22, 2014     11,689    78.78     8,894    174.3820    2,795
Dean C. Backer................  July 23, 2014     10,875    78.78     8,234    176.4740    2,641
Steven M. Barry...............  July 23, 2014      5,000    78.78     3,669    176.4740    1,331
Christopher A. Cole...........  July 23, 2014      2,500    78.78     1,835    176.4740      665
Justin G. Gmelich.............  July 23, 2014     40,000    78.78    29,349    176.4740   10,651
Michael J. Graziano...........  July 23, 2014     11,779    78.78     8,644    176.4740    3,135
Peter Gross...................  July 23, 2014     47,267    78.78    34,680    176.4740   12,587
Eric S. Lane..................  July 23, 2014     25,000    78.78    18,927    176.4740    6,073
Brian J. Lee..................  July 23, 2014      9,000    78.78     6,604    176.4740    2,396
Gwen R. Libstag...............  July 23, 2014      5,243    78.78     3,970    176.4740    1,273
Paula B. Madoff...............  July 23, 2014      5,000    78.78     3,786    176.4740    1,214
Michael J. Millette...........  July 23, 2014     15,000    78.78    11,006    176.4740    3,994
Timothy H. Moe................  July 23, 2014     10,000    78.78     5,655    176.4740    4,345
Jeffrey P. Nedelman...........  July 23, 2014     10,000    78.78     7,571    176.4740    2,429
Timothy J. O'Neill............  July 23, 2014     49,967    78.78    36,661    176.4740   13,306
Peter C. Oppenheimer..........  July 23, 2014      2,000    78.78     1,418    176.4740      582
Kenneth A. Pontarelli.........  July 23, 2014     55,364    78.78    41,915    176.4740   13,449
Lorin P. Radtke...............  July 23, 2014     30,000    78.78    20,424    176.4740    9,576
John J. Rafter................  July 23, 2014     34,135    78.78    24,188    176.4740    9,947
Scott A. Romanoff.............  July 23, 2014      6,415    78.78     4,857    176.4740    1,558
Harvey M. Schwartz............  July 23, 2014     91,285    78.78    69,109    176.4761   22,176
Michael J. Swenson............  July 23, 2014     13,119    78.78     9,932    176.4740    3,187
Frederick Towfigh.............  July 23, 2014      1,778    78.78       860    176.4740      918
Jeffrey L. Verschleiser.......  July 23, 2014     32,500    78.78    24,605    176.4740    7,895
Robin A. Vince................  July 23, 2014      4,868    78.78     3,572    176.4740    1,296
Steven M. Barry...............  July 24, 2014      5,000    78.78     3,658    176.4072    1,342
Craig W. Broderick............  July 24, 2014     31,460    78.78    23,013    176.4072    8,447
Christopher A. Cole...........  July 24, 2014      2,500    78.78     1,829    176.4072      671
Michael J. Graziano...........  July 24, 2014     11,778    78.78     8,616    176.4072    3,162
Eric S. Lane..................  July 24, 2014     25,000    78.78    18,876    176.4072    6,124
Deborah R. Leone..............  July 24, 2014      4,146    78.78     3,131    176.4072    1,015
Gwen R. Libstag...............  July 24, 2014      5,243    78.78     3,959    176.4072    1,284
Puneet Malhi..................  July 24, 2014     25,000    78.78    17,654    176.4072    7,346
David M. Marcinek.............  July 24, 2014     11,330    78.78     8,556    176.4072    2,774
Timothy J. O'Neill............  July 24, 2014     49,967    78.78    36,550    176.4072   13,417
Paul M. Russo.................  July 24, 2014     15,000    78.78    11,326    176.4072    3,674
Esta E. Stecher...............  July 24, 2014    104,868    78.78    79,180    176.4072   25,688
Frederick Towfigh.............  July 24, 2014      1,778    78.78       853    176.4072      925

                                                            Strike  Number of   Sales    Number of
                                                 Number of  Price    Shares     Price     Shares
Covered Person                 Date of Exercise  Options    (in $)  Withheld    (in $)     Sold
--------------                 ----------------  ---------  ------  ---------  --------- ---------
Jeffrey L. Verschleiser.......   July 24, 2014    32,500    78.78    24,539    176.4072    7,961
Robin A. Vince................   July 24, 2014     5,000    78.78     3,658    176.4072    1,342
Dean C. Backer................   July 25, 2014    10,000    78.78     7,557    175.3255    2,443
Steven M. Barry...............   July 25, 2014     5,000    78.78     3,661    175.3255    1,339
Craig W. Broderick............   July 25, 2014    31,460    78.78    23,034    175.3255    8,426
William J. Conley Jr..........   July 25, 2014    15,000    78.78    10,983    175.3255    4,017
Timur F. Galen................   July 25, 2014    10,611    78.78     8,020    175.3255    2,591
Gwen R. Libstag...............   July 25, 2014     5,243    78.78     3,962    175.3255    1,281
John J. Rafter................   July 25, 2014    34,135    78.78    24,130    175.3255   10,005
Stephen M. Scherr.............   July 25, 2014    34,175    78.78    25,825    175.3255    8,350
Frederick Towfigh.............   July 25, 2014     1,778    78.78       894    175.3255      884
Puneet Malhi..................   July 28, 2014     5,295    78.78     3,750    175.6238    1,545
Craig Packer..................   July 28, 2014     4,400    78.78     3,227    175.6238    1,173
Steven M. Barry...............   July 29, 2014     5,000    78.78     3,663    176.1552    1,337
Thomas G. Connolly............   July 29, 2014    12,682    78.78     9,291    176.1552    3,391
Kenneth W. Hitchner...........   July 29, 2014   104,868    78.78    76,821    176.1552   28,047
Gwen R. Libstag...............   July 29, 2014     5,243    78.78     3,964    176.1552    1,279
Stephen M. Scherr.............   July 29, 2014    34,175    78.78    25,837    176.1552    8,338
Michael J. Swenson............   July 29, 2014    12,500    78.78     9,451    176.1552    3,049
Paul R. Aaron.................   July 30, 2014     2,236    78.78     1,692    176.0272      544
Steven M. Barry...............   July 30, 2014     5,000    78.78     3,666    176.0272    1,334
Christopher G. French.........   July 30, 2014    69,912    78.78    49,489    176.0272   20,423
Gwen R. Libstag...............   July 30, 2014     5,243    78.78     3,967    176.0272    1,276
Paula B. Madoff...............   July 30, 2014     5,000    78.78     3,783    176.0272    1,217
Heather K. Shemilt............   July 30, 2014    10,000    78.78     7,565    176.0272    2,435
Eiji Ueda.....................   July 30, 2014    13,868    78.78     7,785    176.0272    6,083
Alasdair J. Warren............   July 30, 2014     6,609    78.78     2,967    176.0272    3,642
Steven M. Barry...............   July 31, 2014     5,000    78.78     3,664    174.0654    1,336
Gwen R. Libstag...............   July 31, 2014     5,243    78.78     3,965    174.0654    1,278
Lorin P. Radtke...............   July 31, 2014    15,000    78.78    10,196    174.0654    4,804
Robin A. Vince................   July 31, 2014     5,000    78.78     3,664    174.0654    1,336
Steven M. Barry...............  August 1, 2014     5,000    78.78     3,683    170.8011    1,317
William L. Jacob III..........  August 6, 2014     2,500    78.78     1,910    169.8363      590
Peter A. Seccia...............  August 7, 2014    21,000    78.78    16,029    169.5731    4,971
E Gerald Corrigan............. August 12, 2014    10,000    78.78     7,370    172.2150    2,630
Puneet Malhi.................. August 12, 2014    22,855    78.78    16,276    172.2150    6,579
Paul M. Russo................. August 12, 2014    10,000    78.78     7,601    172.2150    2,399
Michael J. Swenson............ August 12, 2014    12,500    78.78     9,501    172.2150    2,999
Matthew C. Westerman.......... August 12, 2014    40,685    78.78    28,973    172.2150   11,712

* This transaction was cash settled, and did not involve the sale of stock.

                                                                        ANNEX F

ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written or purchased American-style standardized call options or put options on Voting Shares. The following sets forth the terms of options that were in place on August 13, 2014:

                          Instrument and  Number of  Strike Price
Covered Person              Position       Shares      (in $)       Maturity Date
--------------            --------------  ---------  ------------  -----------------
Michelle Gill............ Call Written      8,700        180       October 18, 2014
Ming Yunn Stephanie Hui*. Call Written      8,000        175       October 18, 2014
Gwen Libstag............. Call Written     11,700        175       October 18, 2014
Gwen Libstag............. Call Written      5,300        180       October 18, 2014
Gwen Libstag*............ Call Written      9,100        170       October 18, 2014
Gwen Libstag*............ Call Written      3,800        175       October 18, 2014
Gwen Libstag*............ Call Written      5,800        180       October 18, 2014
Gwen Libstag............. Call Written      4,200        170       October 18, 2014
Raghav Maliah............ Call Written      8,500        175       October 18, 2014
Gene T. Sykes*........... Call Written     10,000        185       October 18, 2014
Philip Venables.......... Call Written      2,000        175       October 18, 2014
Jason Brauth............. Call Written      2,100        160       January 17, 2015
John Daly................ Call Written      5,000        170       January 17, 2015
Michael Graziano......... Call Written      2,200        180       January 17, 2015
Bradley Gross............ Call Written      2,000        185       January 17, 2015
Ming Yunn Stephanie Hui*. Call Written     10,000        185       January 17, 2015
Sanjeev K. Mehra......... Call Written      3,800        185       January 17, 2015
Scott Romanoff........... Call Written        800        165       January 17, 2015
Guy Saidenberg........... Call Written     10,000        175       January 17, 2015
Guy Saidenberg........... Call Written     15,000        180       January 17, 2015

* This transaction was conducted through an estate planning entity and relates to Other Shares.

SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2014


                                          By:     /s/ Beverly L. O'Toole
                                                  ------------------------------
                                          Name:   Beverly L. O'Toole
                                          Title:  Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit                                                       Description
------- ------------------------------------------------------------------------------------------------------------------------

  A.    Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment
        No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

  B.    Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs
        Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000
        (File No. 005-56295)).

  C.    Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to
        Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

  D.    Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to
        Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

  E.    Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to
        Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

  F.    Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial Schedule 13D, filed
        March 29, 2001 (File No. 005-56295)).

  G.    Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to
        Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

  H.    Amended and Restated Shareholders' Agreement, effective as of January 22, 2010 (incorporated by reference to
        Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 001-14965)).